Exhibit 99.3

Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report included in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada.  The following discussion and analysis refers primarily to 2005 compared with 2004 unless otherwise indicated.  The calculation of barrels of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Management’s Discussion and Analysis contains the term “cash flow from operations”, which is determined before changes in non-cash working capital and should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”).  Canadian Superior’s determination of cash flow from operations may not be comparable to that reported by other corporations.  A reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited financial statements.  The Corporation also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding in a manner consistent with the calculation of earnings per share.

The MD&A contains forward-looking or outlook information regarding the Corporation. Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking or outlook information. These risks and uncertainties include, but are not limited to: commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchanges rates; and changes in environmental and other legislation and regulations.

This document contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this document relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

Additional information relating to Canadian Superior Energy Inc. is available on SEDAR at www.sedar.com.

NET INCOME AND CASH FLOW FROM OPERATIONS

	($ 000’s)			($ per boe)
Three months ended December 31	2005	2004	% change	2005	2004	% change
Gross revenue	$18,822	$11,185	68	$69.28	$44.60	55
Transportation	187	171	9	0.69	0.68	1
Revenue	18,635	11,014	69	68.59	43.92	56
Royalties, net of ARTC	3,588	1,009	256	13.21	4.02	228
Production and operating expenses	2,027	1,985	2	7.46	7.91	(6)
Operating Netback	13,020	8,020	62	47.92	31.98	50
General and administrative expenses	1,394	1,423	(2)	5.13	5.67	(10)
Interest and other expense (income)	1,216	573	112	4.48	2.28	96
Large Corporations Tax	66	56	18	0.24	0.22	9
Cash Flow from Operations	10,344	5,968	73	38.07	23.80	60
Depletion and amortization	7,428	5,761	29	27.34	22.97	19
Future income tax (recovery)	(591)	(953)	(38)	(2.18)	(3.80)	(43)
Stock compensation expense	2,064	880	135	7.60	3.51	117
Net income (loss)	$1,443	$280	415	$5.31	$1.12	376

	($ 000’s)			($ per boe)
Year ended December 31	2005	2004	% change	2005	2004	% change
Gross revenue	$55,223	$39,299	41	$57.48	$41.98	37
Transportation	678	615	10	0.71	0.66	7
Revenue	54,545	38,684	41	56.79	41.32	37
Royalties, net of ARTC	9,716	5,805	67	10.11	6.20	63
Production and operating expenses	7,239	7,151	1	7.54	7.64	(1)
Operating Netback	37,590	25,728	46	39.13	27.48	42
General and administrative expenses	5,398	4,614	17	5.62	4.93	14
Interest and other expense (income)	1,730	611	183	1.80	0.65	176
Large Corporations Tax	129	261	(51)	0.13	0.28	(52)
Cash Flow from Operations	30,333	20,242	50	31.57	21.62	46
Depletion and amortization	23,539	22,177	6	24.50	23.69	3
Future income tax (recovery)	81	(1,523)	(105)	0.08	(1.63)	(105)
Stock compensation expense	3,657	2,612	40	3.81	2.79	36
Net income (loss)	$3,056	$(3,024)	(201)	$3.18	$(3.23)	(198)

The Corporation recorded a net income of 1.4 million (0.01 per share) during the fourth quarter of 2005 up from a net income of $0.3 million ($0.00 per share) recorded in the fourth quarter of 2004. For the year, the Corporation posted a net income of $3.1 million (0.03 per share) up 201% compared to a net loss of $3.0 million (0.03 loss per share) over 2004.

Cash flow from operations for the fourth quarter increased 73% to $10.3 million from $6.0 million recorded in 2004. For the year, cash flow of $30.3 million was up 50% from 2004 cash flow of $20.2 million. Higher product prices received in 2005 combined with increased product volumes were the primary contributor to the cash flow increases. This was achieved by Exploration and Development drilling with no production acquisitions.

PRODUCTION, PRICING AND REVENUE

	Three Months Ended December 31		Year Ended December 31
	2005	2004	2005	2004
Natural Gas
Average Daily Production (mcf/d)	13.489	12,209	12,083	11,533
Average Sales Price ($/mcf)	$11.91	$7.04	$9.40	$6.80
Natural Gas Revenue net of transportation ($000’s)	$14,780	$7,908	$41,476	$28,623

Oil & NGLs
Average Daily Production (bbl/d)	705	691	618	642
Average Net Sales Price ($/bbl)	$59.45	$48.82	$57.96	$42.91
Oil & NGLs Revenue net of transportation ($000’s)	$3,855	$3,106	$13,069	$10,060

Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,953	2,726	2,632	2,565
Average Sales Price ($/boe)	$68.59	$43.92	$56.79	$41.33
Total Oil & Gas Revenue net of transportation ($000’s)	$18,635	$11,014	$54,545	$38.684

Daily production for the fourth quarter of 2005 averaged 2,953 boe/d which was up 8% from 2004 production of 2,726 boe/d. The increased production is the result of increased well tie-ins and operational efficiencies in the last quarter as well as bringing the majority of our coal bed methane wells on-stream. Average daily production for the year, increased to 2,632 boe/d, up from 2,565 boe/d recorded in 2004.

Oil and gas revenue, net of transportation costs of $187,000, during the fourth quarter of 2005 increased 68% to $18.6 million as compared to $11.0 million in 2004. For the year, oil and gas revenues, net of transportation costs of $678,000, of $54.5 million were 41% higher than 2004 revenues of $38.7 million. The revenue increases are due to increased production volumes brought on in the third and fourth quarters of 2005 as well as higher average prices.  The average sales price net of transportation costs for the fourth quarter of 2005 was $68.59/boe ($11.91/mcf for natural gas and $59.45/bbl for oil and NGLs) up 40% from $43.92/boe in 2004 ($7.04/mcf for natural gas and $48.82/bbl for oil and NGLs). Average sales prices net of transportation costs for the year averaged $56.79/boe ($9.40/mcf for natural gas and $57.96/bbl for oil and NGLs) up 37% from $41.33/boe recorded in 2004 ($6.80/mcf for natural gas and $42.91/bbl for oil and NGLs). Gas volumes of 13,489 mcf/d during the fourth quarter increased 10% compared to 12,209 mcf/d in the same period in 2004, while oil volumes were up slightly to 705 bbls per day an average of 691 bbls per day produced in 2004. 2005 average gas volumes of 12,083 mcf/d were up 5% from 11,533 mcf/day recorded over the same period in 2004 while oil volumes of 618 bbls/d for the year were down 4% from 2004 sales of 642 bbls/d

HEDGING

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes to protect the Corporation against negative commodity price movements and are not used for trading or other speculative purposes.  These 2005 activities resulted in a loss of $22,696 which was recorded as a decrease in oil and gas revenues during the period.

At December 31, 2005 the Corporation had the following contracts in place:

Contract	Volume	Price	Term

Fixed Price	1000 gj/ Per day	10.08/gj (Aeco)	January 1 – March 31, 2006

At December 31, 2005, the estimated fair value of the above financial instruments was a gain of $23,140.

ROYALTIES

Royalties, net of the Alberta Royalty Tax Credit of $125,000, for the fourth quarter of 2005 of $3.6 million, are up 256 percent from $1.0 million recorded in 2004. This increase results from higher revenues for the period combined with an $825,000 adjustment for a 2003 audit provision as well as booking the full 2004 ARTC provision in the fourth quarter of 2004. For the year, royalties, net of the Alberta Royalty Tax Credit of $500,000, were $9.7 million, up 67% from $5.8 million recorded in 2004. Increased product prices are the main contributor to higher royalties in 2005. Lower royalties were attributed to 2004 which resulted from a $0.8 million royalty rebate, booked in the second quarter of 2004, relating to capital expenditures incurred in 2002 and 2003. The average royalty rate for the fourth quarter of 2005 was 19.3% of total revenues compared to 2004 royalties of 9.2%. The average royalty rate for the year was 17.8% of total revenues, compared to 2004 crown royalty rate of 15.0%.

Three months ended December 31 ($ 000’s)	2005	2004	% Change
Crown	$3,120	$1,735	80
Adjustment for 2003 audit provision		(825)
Freehold & overriding	593	620	(4)
Total Royalties	$3,713	$1,534	142
Alberta Royalty Tax Credit	(125)	(500)	(75)
Net Royalties	$3,588	$1,009	256
Per boe	$13.21	$4.02	229
Percent of total revenue	19.3%	9.2%	n/a

Years Ended December 31 ($ 000’s)	2005	2004	% Change
Crown	$8,119	$5,871	38
2003 GCA adjustment made in 2004	—	(1,143)	—
Freehold & overriding	2,097	1,577	33
Total Royalties	$10,216	$6,305	62
Alberta Royalty Tax Credit	(500)	(500)	—
Net Royalties	$9,716	$5,805	67
Per boe	$10.11	$6.20	63
Percent of total revenue	17.8%	15.0%	n/a

PRODUCTION AND OPERATING EXPENSES

Fourth quarter production and operating expenses of $2.0 million were even with fourth quarter 2004 expenses. Production and operating expenses for the year of $7.2 million were also even with 2004 expenditures. On a boe basis, fourth quarter 2005 production and operating expenses of 7.46/boe, were down 6 percent from $7.91/boe recorded for the same period in 2004 while yearly production and operating expenses of $7.54/boe was down slightly from the 2004 rate of $7.64/boe.

GENERAL AND ADMINISTRATIVE EXPENSES

During the fourth quarter of 2005, G&A charges of $1.4 million were even with fourth quarter 2004 G&A charges.  For the year, G&A charges of $5.4 million were up 17% from $4.6 million recorded in  2004.  On a unit of production basis, G&A expenses for the quarter were reduced 10 percent to $5.13 per boe for 2005 from $5.67 per boe recorded in 2004, while yearly expenses increased to $5.62 per boe up 14% from $4.93 recorded in 2004. The main reason for the raise in general and administrative costs is an increase in insurance costs, bank re-financing fees and an increase in staffing requirements, including staffing and opening our Trinidad office

STOCK BASED COMPENSATION EXPENSE

In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section is effective for fiscal years beginning on or after January 1, 2004. The amendment requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Corporation implemented this amended standard in 2004. The Corporation recorded $2.1 million in stock based compensation expense in the fourth quarter of 2005, up from $0.9 million in 2004. Stock based compensation for the year was $3.7 million which was up from $2.6 reported in 2004.

INTEREST AND OTHER EXPENSE (INCOME)

During the fourth quarter of 2005 the Corporation incurred $291,000 in interest charges compared to $657,000 in 2004. For the year, the Corporation paid $1,015,000 in interest, down from $1,104,000 incurred in 2004. At the end of the year the Corporation had a drawn balance of $12.9 million on a $25.0 million revolving loan production facility. A one time charge of $1,012,000 (inclusive of legal costs) was accrued at year end to recognize the settlement of a former employee alleged compensation claims payable by the Corporation..

Interest income of $87,000 was earned in the quarter by the Corporation in 2005 on its Offshore Nova Scotia license term deposits compared to $84,000 earned in 2004. For the year, interest income was $297,000 compared to $493,000 earned in 2004.

A one time charge of $1.0 million was accrued at year end to recognize the pending settlement of litigation claims brought upon the Corporation in the normal course of business.

DEPLETION AND AMORTIZATION

Depletion and amortization expense for the fourth quarter of 2005 totaled $7.4 million, up 29% from $5.7 million recorded in 2004. For the year, depletion and amortization expense totaled $23.5 million, up 6% from $22.2 million recorded in 2004. Depletion expenses are high for a company our size because of the large expenditures required to evaluate and drill offshore wells on the East Coast of Canada. Certain East Coast exploration and drilling costs have been included in the depletable pool, with no corresponding increase in reserves.

TAXES

The Corporation recorded current taxes only in respect of the federal Large Corporations Tax. The Large Corporations Tax is based on the Corporation’s year-end book value, and was $210,000 in 2005 compared to $261,000 recorded in 2004. Lower tax rates and an increase in the allowed capital deduction claim resulted in the reduction of taxes payable. The 2005 amount was offset by an over accrual of Large Corporation Tax in 2004 of $81,000 resulting in a net $129,000 charge to corporate tax expense for the period. Future income taxes of $81,000 were recorded in 2005 compared to a future tax credit of $1.5 million in 2004. The Corporation does not expect to be cash taxable in 2006.

CAPITAL EXPENDITURES

	Three Months Ended December 31%			Year Ended December 31%
($ 000’s)	2005	2004	change	2005	2004	change
Acquisition/(Disposition)	$(67)	$(1,330)	(95)	$(525)	$1,070	(149)
Exploration & Development	8,499	6,772	26	23,849	27,894	(14)
Plants & Facilities & Pipelines	2,976	1,686	77	5,749	6,696	(14)
Land & Lease	667	138	382	9,073	2,116	329
Capitalized expenses	1,828	1,462	25	5,937	4,445	34
	$13,903	$8,728	59	$44,083	$42,221	4

During the fourth quarter of 2005, the Corporation incurred $13.8 million of capital expenditures compared to $8.7 million spent in 2004. For the year, capital expenditures totaled $44.1 million compared to $42.2 million recorded during the same period in 2004

SUMMARY OF QUARTERLY RESULTS

($000’s except production amounts)

	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04
Production
Oil bbls/d	705	647	555	562	691	653	603	614
Gas mcf/d	13,489	12,345	11,375	11,092	12,209	10,490	11,428	11,882
Boe bbls/d	2,953	2,705	2,451	2,411	2,726	2,401	2,508	2,594

Revenue	18,635	14,982	10,808	10,120	11,014	9,282	9,315	9,072
Net income (loss)	1,443	1,429	13	105	280	(2,267)	(271)	0
Income (loss) per share	0.01	0.01	0.00	0.00	(0.00)	(0.02)	(0.00)	0.01
Cash flow from operations	10,344	8,871	5,775	5,343	5,968	4,526	5,312	4,436
Cash flow per share	0.09	0.08	0.05	0.05	0.06	0.04	0.05	0.04

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Corporation has a $25.0 million revolving production loan facility of which $12.9 million was drawn. In addition, In August, the Corporation completed a private placement financing consisting of 5.5 million special warrants at a price of $2.00 per special warrant for total proceeds of $11.0 million before financing costs of $275,000. The special warrants allow purchasers to acquire one common share of Canadian Superior Energy Inc. and one half warrant. Each full warrant allows holders to acquire one share of Canadian Superior Energy Inc. at a price of $2.50 to the end of June 30, 2006. In December, the Corporation completed a private placement financing consisting of 2,976,400 flow through shares at a price of $3.00 per share for total proceeds of $8.9 million. The Corporation has approximately $11.8 million in cash deposits available for corporate purpose. In addition, prior to year end the Corporation had secured a financing of US$ 15 million that closed in January 2006 comprised of Units consisting of ten 5% US Cumulative Redeemable Convertible Preferred Shares (the “Preferred Shares”) and 80 Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US $2.50 per Common Share.  Also, on February 9, 2006 the Corporation completed a private placement of 1,000,000 Units at a price of $2.40 per Unit for gross proceeds of $2,400,000.  Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant. The Warrants comprising part of the Units are exercisable until December 31, 2006 at an exercise price of $2.80 per Common Share.

The Corporation’s 2006 Western Canadian exploration and development expenditures are expected to be primarily funded from operating cash flow.  Additional cash may be required to fund planned 2007 and 2008 capital programs, including programs in Offshore Nova Scotia and Offshore Trinidad. These expenditures may be sourced from cash flow, additional equity financings and/or potential farm outs or joint ventures or releases of secured offshore term deposits as additional work expenditures are incurred

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational and/or financial risks, many of which are outside of Canadian Superior’s control.  More specifically, without restricting the generality thereof, these may be, can be and/or include risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Corporation endeavors to employee a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

At December 31, 2005, the Corporation had $14.4 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids. To the extent that expenditures are not incurred within the periods allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.